Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:

John Reynolds, Assistant Director

Shaz Niazi, Esq.

Re:

Interim Healthcare of Wyoming, Inc., a Wyoming corporation (the “Company”)

Registration Statement on Form S-1, filed May 9, 2012 (the “Registration

Statement”)

File No. 333-181275

Gentlemen:

Pursuant to Rule 477 of the Securities and Exchange Commission (the “Commission”) and the telephone conversation of the Company’s securities counsel, Branden T. Burningham, Esq., with Mr. Niazi on June 12, 2012, the Company hereby requests that the Commission consent to the withdrawal of the above-referenced Registration Statement together with all exhibits thereto.

As Mr. Burningham discussed with Mr. Niazi during their telephone conversation, the Company’s parent, Wizzard Software Corporation, a Colorado corporation, will be forming a wholly-owned subsidiary, Future Healthcare of America, a Wyoming corporation, to which it will assign all of its shares of the Company.  As a result, the Company will become a wholly-owned subsidiary of FHA and FHA will then be spun-off from Wizzard on the same terms as the Company’s spin-off was originally intended to take place.  In connection with this spin-off, FHA will file a registration statement on Form S-1 in lieu of the Company’s Registration Statement, and this new registration statement will also respond to the comments contained in your comment letter dated June 5, 2012.  The purpose of this new structure will be to ensure the Company’s compliance with the terms of its Franchise Agreements with its franchisor.

For the foregoing reasons, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of today’s date or the earliest practicable date thereafter.  Please provide a copy of the order to Mr. Burningham via e-mail at btb@burninglaw.com or by fax at 801-355-7126.  You may also contact Mr. Burningham by telephone at 801-363-7411.

On behalf of the Company, I confirm that the Registration Statement has not been declared effective and that no securities were sold in connection with the offering relating to this Registration Statement.

In accordance with Rule 457(p) of the Commission, the Company requests that the filing fee paid to the Commission be offset against the filing fee associated with FHA’s to-be-filed registration statement on Form S-1.

Thank you.

INTERIM HEALTHCARE OF

WYOMING, INC.

By /s/Christopher J. Spencer

Christopher J. Spencer, President